October 9, 2024

Changbin Xia
Chairman
Meiwu Technology Co Ltd
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road, Hangcheng Street,
Bao   an District,
Shenzhen, People   s Republic of China

       Re: Meiwu Technology Co Ltd
           Registration Statement on Form F-1
           Filed September 27, 2024
           File No. 333-282379
Dear Changbin Xia:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed September 27, 2024
Cover page

1. We note that this is a best-efforts offering of up to 60,000,000 ordinary shares, but you are also registering the issuance of 50% of the total offering shares to Mr. Xia, the chairman of the company. It appears that an offer was made and commitment obtained from Mr. Xia and other unaffiliated purchasers under a securities purchase agreement prior to the filing of this registration statement. Please explain why you believe the registration of the primary issuance of these shares by the company to Mr.
       Xia is appropriate. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretation 134.03.
2. We note the disclosures throughout your registration statement, including on the cover
 October 9, 2024
Page 2

       page, that your offering of ordinary shares will be at an "assumed" public offering price. Please revise to clarify that the offering price will be fixed for the duration of this offering. Since you are not Form S-3 eligible, it does not appear that you are eligible to conduct an at-the-market offering under Rule 415 under the Securities Act.
General

3. Please provide the plan of distribution information required by Item 508 of Regulation
       S- K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Joan Wu, Esq.